[Letterhead of Sullivan & Cromwell LLP]

October 31, 2022

CONFIDENTIAL SUBMISSION
VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Next.e.GO B.V. Confidential Submission of Draft Registration Statement on Form F-4

Ladies and Gentlemen:

On behalf of Next.e.GO B.V., a private limited liability company under Dutch law (besloten vennootschap) (the “Company”), we hereby confidentially submit via EDGAR a draft registration statement on Form F-4 (the “Registration Statement”) of the Company in connection with a proposed business combination with Athena Consumer Acquisition Corp., a Delaware corporation (the “Business Combination”).

In its letter to the Company dated October 14, 2021, the U.S. Securities and Exchange Commission permitted the Company to substitute audited financial statements of Next e.GO Mobile SE for the year ended December 31, 2021 and the period January 1, 2022 through September 30, 2022, in lieu of the financial statements for the two years ended December 31, 2021. Accordingly, the Company included in the Registration Statement the audited financial statements of Next e.GO Mobile SE for the year ended December 31, 2021. The audited financial information for the nine months ended September 30, 2022 will be included once available, but at the latest in the first public filing of the Registration Statement.

The Company confirms that it will publicly file the Registration Statement for the Business Combination and the draft Registration Statement, such that these filings will be publicly available on the EDGAR system at least 15 days prior to the requested effective time and date of the Registration Statement.

Please direct any questions you may have to the undersigned (tel: +49 69 4272 5514; e-mail: rechbergerc@sullcrom.com).

Very truly yours,

/s/ Clemens Rechberger
Clemens Rechberger

(Enclosures)

cc:	Next.e.GO B.V.

Ariane Martini, Chief Executive Officer

NautaDutilh N.V.

Paul van der Bijl

White & Case LLP

Daniel Nussen